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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Capital Senior Living Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
140475104
(CUSIP Number)
Tamara R. Wagman
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	140475104

1	NAMES OF REPORTING PERSONS Boston Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		1,901,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,901,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,901,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
*The percent of class reported on Schedule 13D/A, Amendment No. 1 filed December 11, 2007, contained a typographical error. The correct percent of class is 7.1%.

CUSIP No.	140475104

1	NAMES OF REPORTING PERSONS Yorktown Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		1,901,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,901,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,901,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
*The percent of class reported on Schedule 13D/A, Amendment No. 1 filed December 11, 2007, contained a typographical error. The correct percent of class is 7.1%.

CUSIP No.	140475104

1	NAMES OF REPORTING PERSONS Stephen J. Heyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,901,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,901,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,901,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*The percent of class reported on Schedule 13D/A, Amendment No. 1 filed December 11, 2007, contained a typographical error. The correct percent of class is 7.1%.

CUSIP No.	140475104

1	NAMES OF REPORTING PERSONS James F. Adelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,901,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,901,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,901,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*The percent of class reported on Schedule 13D/A, Amendment No. 1 filed December 11, 2007, contained a typographical error. The correct percent of class is 7.1%.

CUSIP NO. 140475104	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”) of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75254.
Item 2. Identity and Background
This Schedule 13D is jointly filed by Boston Avenue Capital, LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), Stephen J. Heyman (“Heyman”)and James F. Adelson (“Adelson”) (the “Reporting Persons”). Messrs. Heyman and Adelson are managers of the Capital Senior Living Corporation investment for Boston and Yorktown.
The principal business office address for Boston and Yorktown is 15 East 5th Street, Suite 2660, Tulsa, Oklahoma 74103. The principal business office address for Messrs. Heyman and Adelson is 15 E. 5th Street, 32nd Floor, Tulsa, Oklahoma 74103.
The principal business of Boston and Yorktown is business investment. The principal occupations of Messrs. Heyman and Adelson are oil and gas exploration and development and investments.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Boston and Yorktown are organized under the laws of the State of Oklahoma. Messrs. Heyman and Adelson are U.S. citizens.
Item 3. Source and Amount of Funds or Other Consideration
As of December 7, 2007, Boston and Yorktown had invested $10,447,650 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Boston and Yorktown.
Item 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Messrs. Heyman and Adelson sent a letter dated December 7, 2007, to Mr. James Moore, Director, Capital Senior Living Corporation (the “Moore Letter,” a copy of which is annexed to this filing as Exhibit B). The Moore Letter references the Schedule 13D filed by West Creek Capital on December 5, 2007, and indicates the Reporting Persons’ support of the request that Issuer retain an investment bank. Messrs. Heyman and Adelson have sole voting and investment power of the Common Stock held by Boston and Yorktown.

CUSIP NO. 140475104	SCHEDULE 13D
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a) and (b) According to the Issuer’s latest Form 10Q filed November 7, 2007, there were 26,579,357 shares of Common Stock issued and outstanding as of November 5, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, Boston directly owns 1,448,000 shares of Common Stock (approximately 5.4%) and Yorktown directly owns 453,000 shares of Common Stock (approximately 1.7%) of the Issuer. Messrs. Heyman and Adelson, as managers of the Capital Senior Living Corporation investment of Boston and Yorktown, may also be deemed to beneficially own the 1,901,000 shares of Common Stock (approximately 7.1%)* of the Issuer held by Boston and Yorktown.
Although Messrs. Heyman and Adelson are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that either of them is, for any purpose, the beneficial owner of the Common Stock held by Boston and Yorktown. Similarly, Boston and Yorktown disclaim beneficial ownership of the shares held directly by the other.
c) There have been no transactions in the Shares effected by the Reporting Persons during the past 60 days.
(d) and (e) Not applicable.

* The total percentage ownership reported on Schedule 13D/A, Amendment No. 1 filed December 11, 2007, contained a typographical error. The correct total percentage of ownership is 7.1%.

CUSIP NO. 140475104	SCHEDULE 13D
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as otherwise set forth herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.
Exhibit B Letter dated December 7, 2007, to James A. Moore, Director, Capital Senior Living Corporation
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 13, 2007

Boston Avenue Capital, LLC

By:	/s/ Stephen J. Heyman

Stephen J. Heyman, Manager

By:	/s/ James F. Adelson

James F. Adelson, Manager

Yorktown Avenue Capital, LLC

By:	/s/ Stephen J. Heyman

Stephen J. Heyman, Manager

By:	/s/ James F. Adelson

James F. Adelson, Manager

/s/ Stephen J. Heyman

Stephen J. Heyman

/s/ James F. Adelson

James F. Adelson

CUSIP NO. 140475104	SCHEDULE 13D
Exhibit A
JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.
Dated: December 13, 2007

Boston Avenue Capital, LLC

By:	/s/ Stephen J. Heyman

Stephen J. Heyman, Manager

By:	/s/ James F. Adelson

James F. Adelson, Manager

Yorktown Avenue Capital, LLC

By:	/s/ Stephen J. Heyman

Stephen J. Heyman, Manager

By:	/s/ James F. Adelson

James F. Adelson, Manager

/s/ Stephen J. Heyman

Stephen J. Heyman

/s/ James F. Adelson

James F. Adelson

CUSIP NO. 140475104	SCHEDULE 13D
Exhibit B
Stephen Heyman
James Adelson
15 East 5th Street, 32nd Floor
Tulsa, Oklahoma 74103
(918) 583-3333
December 7, 2007
Mr. James A. Moore, Director
Capital Senior Living Corp.
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254
Dear Mr. Moore:
Funds managed by the undersigned own approximately 1.9 million shares of Capital Senior Living.
We are patient, long-term shareholders in a number of companies. We enjoy a good relationship with the management and boards of almost all of the companies we have invested in. We are extremely hesitant to express a public opinion on matters under consideration by our boards of directors. However, recent events at Capital Senior Living leave us no choice but to weigh in.
We are not part of any group and we make our own buy and sell decisions with respect to Capital Senior Living stock. We have read the December 3, 2007 Schedule 13D. We very strongly support the message communicated by West Creek Capital in that 13D. We believe that the majority of the shareholders very strongly support the message in the 13D. We urge the Board to respect the wishes of the shareholders and immediately hire an investment bank.
Sincerely,
/s/ Stephen J. Heyman/pls
Stephen J. Heyman
/s/ James F. Adelson/pls
James F. Adelson